Mail Stop 4561

December 10, 2008

Mr. David E. Wartner
Interim Chief Financial Officer
Navigant Consulting, Inc.
30 South Wacker Drive, Suite 3550
Chicago, IL 60606

> **Re: Navigant Consulting, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Form 10-Q for the six months ended June 30, 2008**
> **Proxy Statement filed March 21, 2008**
> **File No. 1-12173**

Dear Mr. Wartner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 9A. Controls and Procedures, page 33

1. In future filings, please provide the disclosure required by Item 308(a)(4) of Regulation S-K.

Proxy Statement

Compensation Discussion and Analysis, page 9

2. We note your disclosure that in 2007 the company did not achieve its financial performance goals in terms of revenue growth and profit margin and therefore both annual and long term incentive awards for NEOs were significantly below target or, in most cases, zero. First, please either disclose the targets for both revenue growth and profit margin or demonstrate to us that disclosure of particular targets could cause you competitive harm. Please see Regulation S-K, Item 402(b) and Instruction 4 thereto. Please provide this disclosure in future filings and tell us how you plan to comply.

    Second, although you disclose that both annual and long term incentive awards for NEOs were mainly zero, the 2007 NEO Total Compensation table on page 16 and the Summary Compensation Table on page 17 indicate that while bonuses were mostly zero for 2007, long term incentive (stock and option awards) was often higher in 2007 than in 2006. We also note your disclosure on page 12 under the heading "Long-Term Incentive Plan" that although you provided higher individual awards in 2007, that because you did not meet your revenue growth and profit margin goals that you are not providing "additional long term incentive compensation." These disclosures are seemingly contradictory. Please revise to clarify the level of your long-term incentive awards and how such levels were decided upon. Please provide this disclosure in future filings and tell us how you plan to comply.

    Third, you disclose that in addition to company performance, individual performance is reviewed and is a component in determining NEO compensation. Please provide additional details regarding how you measure individual performance and how individual performance affects individual NEO compensation. Please also disclose the company's assessment of each NEO's individual performances in 2007 and the effect of such assessment on each NEO's compensation. Please provide this disclosure in future filings and tell us how you plan to comply.

Independent Registered Public Accounting Firm, page 29

3. In future filings, please provide the disclosure required by Item 14(5) of Part III of Form 10-K.

Form 10-Q for the six months ended June 30, 2008

Note 4. Goodwill and Intangible Assets, page 11

4. We note that you have recorded a reduction to goodwill in the amount of $6.8 million during the quarter ended March 31, 2008 and that you attribute this adjustment to a lack of marketability on common stock with transfer restrictions issued in connection with acquisition purchase agreements. Please tell us the general nature of the components of this adjustment including the specific acquisitions to which the adjustment relates. In your response, please help us to understand whether you view this adjustment as impairment to goodwill or if you view this adjustment to be some form of a preacquisition contingency to your purchase allocations. Within your response, please cite the relevant GAAP literature relied upon by management.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding

Mr. David Wartner
Navigant Consulting, Inc.
December 10, 2008
Page 4

        initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Howard Efron, Staff Accountant, at (202) 551-3439, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Phil Rothenberg, Staff Attorney, at (202) 551-3466 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with regard to legal comments.

        Sincerely,

        Kevin Woody
        Accounting Branch Chief